Clifton Star announces an Amended Option Agreement on the Duparquet Project.

Quebec City, QUEBEC—September 12, 2012 – Clifton Star Resources Inc. ("Clifton" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce that, following negotiations with the owners of the Duparquet project properties, it has reached a new agreement in principle regarding the options to purchase the remaining shares in the companies that own these properties, in which Clifton already owns a 10% interest.

Under the previous agreement Clifton had option payments of $22M on December 1st, 2012, and $30M on December 1st, 2017, in order to acquire a 100% interest in the Beattie, Donchester and Dumico properties, comprising the Duparquet property.

The General Terms of the Amended Agreement are the following:   Clifton will have to make Option payments of:

•

$2M

on December 1st, 2012 and issue, to the owners, 250,000 shares of Clifton.

•

$10M

on December 1st, 2014

•

$10M

on December 1st, 2015

•

$15M

on December 1st, 2016

•

$15.2M

on December 1st, 2017

If Clifton purchases all of the above options, and it exercises the option for the final purchase of the shares, it will have made payments totaling $52M to $52.2M depending on the time at which the options are exercised by Clifton. Clifton will then own a 100% interest in the properties. Clifton may exercise any or all of the options in advance of its specified date.

Other provisions were successfully negotiated, including Force Majeure, Arbitration and Change of Control or Merger situations. The Amended Agreement is in the process of being formally ratified by the companies’ shareholders.

Michel Bouchard, President and CEO said: “This new deal lifts the uncertainty regarding Clifton’s ability to meet the upcoming December payment. The amended deal will enable Clifton to continue to invest in the exploration and development of the Duparquet project. The option payment schedule is now attuned to the project’s planned development schedule. With working capital of $11 million, Clifton has the means to take the project to the next level with the start of the recently announced PEA Study, scheduled for completion at the end of 2012.”

Clifton recently released additional 2012 drilling results, and currently has two drills working on the property. The previous resource estimate released in May 2012 did not include 2012 drill holes or 2012 trenching work results. These will be included in the resource upgrade that InnovExplo is preparing, which will be used in the upcoming PEA.

Duquesne Property:

Clifton has also reached an agreement to buy back a portion of the Duquesne Property royalty. Clifton owns a 100% interest in the property, subject to a 3% NSR royalty. Clifton will pay an amount of $1M to the owners of the royalty and will buy back a 0.5% NSR interest. The remaining royalty will now be a 2.5% NSR. Yearly portions of 0.5% NSR may be bought back at the same price, starting in 2014, if specific conditions are met at that time.

For further information please contact:

Michel F. Bouchard, President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information: Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.